UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated April 2, 2026.

Item 1

Millicom prices reopening of $75 million of 7.375% Senior Notes Due 2032

Luxembourg, April 2, 2026 – Millicom International Cellular S.A. (“Millicom”) (NASDAQ US (TIGO) announces today the successful pricing of $75 million aggregate principal amount of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only tap private placement to an investor that is not a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) at a price of 100.985%, plus accrued and unpaid interest from and including April 2, 2026 to, but excluding, the issue date of the Additional Notes. The Additional Notes will be issued as a reopening of, and will be part of the same series as, the 7.375% Senior Notes due 2032 that Millicom originally issued on April 2, 2024 (the “Initial Notes” and, together with the Additional Notes, the “Notes”), except that the Additional Notes will initially be issued under a temporary ISIN and CUSIP during the 40-day distribution compliance period required under Regulation S, and will not be fungible with or exchangeable for the Initial Notes during that period. After the expiration of the 40-day period, the Additional Notes will be assigned the same ISIN and CUSIP as the initial Regulation S Notes and will be able to trade interchangeably with the Initial Notes. Currently, $450 million aggregate principal amount of Notes are outstanding. The issuance and sale are expected to close on April 14, 2026, subject to the satisfaction of market and other customary closing conditions. Millicom intends to use the net proceeds of the Additional Notes for general corporate purposes, which may include capital expenditures and mergers and acquisitions. Interest on the Notes is payable semi-annually in arrears on April 2 and October 2 of each year; the Notes will mature on April 2, 2032, unless earlier repurchased or redeemed.

Application will be made for the Additional Notes to be admitted to listing and trading on Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market thereof.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Important Information

This press release may constitute a public disclosure of inside information by Millicom under Regulation (EU) 596/2014, as subsequently amended, and any relevant implementing rules and regulations.

United States

The Additional Notes have not been and will not be registered under the Securities Act. The Additional Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Additional Notes in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia).

Prohibition of Sales to EEA Retail Investors

The Additional Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Additional Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Additional Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In member states of the EEA, this press release is for distribution only to and directed only at persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (the “Qualified Investors”). In relation to each member state of the EEA that has implemented the Prospectus Regulation (each, a “Relevant Member State”), the investment contemplated by this press release is not being made, and will not be made, to the public in that Relevant Member State, other than to any legal entity that is a Qualified Investor. Each potential investor located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a Qualified Investor.

The Additional Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is not: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“POATR”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Additional Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Additional Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Within the UK, this press release is for distribution only to and directed only at persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the POATR who are also persons (a) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (b) falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (c) outside the UK, or (d) to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the investment may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Additional Notes are not being offered to the public in the UK. This press release is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. The investment or investment activity to which this press release relates is only available to, and will only be engaged in with, Relevant Persons and any person who receives this press release who is not a Relevant Person should not rely or act upon it.

MiFID II Product Governance / EEA and UK PRIIPs

MiFID II professionals/ECPs-only / No EEA PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Additional Notes are not available to retail investors in the EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID — UK manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs KID has been prepared as the Additional Notes are not available to retail investors in the UK.

Certain statements included within this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Millicom’s intentions, beliefs or current expectations and include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding Millicom’s strategy, plans, objectives, goals and targets, including those related to the completion of this institutional private placement and the use of proceeds therefrom. Millicom’s ability to achieve its projected results is dependent on many factors which are outside management’s control. Actual results may differ materially from (and be more negative than)

those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. Accordingly, no assurance can be given that any particular expectation will be met and reliance should not be placed on any forward-looking statement. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. All forward-looking statements included herein are based on information available to Millicom as of the date hereof and the delivery of this document does not imply that the information contained herein is correct as at any time subsequent to the date hereof. Millicom undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to Millicom or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to approximately 52 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 2, 2026